SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Momentum Holdings Corporation
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   60878Q 10 5
                                 (CUSIP Number)

                           Anthony R. Russo, President
                          Momentum Holdings Corporation
                        477 Madison Avenue, Twelfth Floor
                            New York, New York 10022
                                 (212) 308-8700
    -----------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 19, 2003
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CIPHER MULTIMEDIA, INC.

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (A) [ ]
                                                                       (B) [ ]

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3  SEC USE ONLY


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4  SOURCE OF FUNDS (See Instructions)                                      WC


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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                         U.S.

--------------------------------------------------------------------------------
7  SOLE VOTING POWER:                                              1,900,000


  NUMBER OF    -----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER                       1,900,000
    PERSON
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   1,900,000

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        90.5

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)            CO

--------------------------------------------------------------------------------


ITEM 1. SECURITY AND ISSUER.

This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Momentum Holdings Corporation ("MMHC"), a corporation organized under the laws of the State of Delaware with its principal executive offices located at 477 Madison Avenue, Twelfth Floor, New York, New York 10022

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Cipher Multimedia, Inc., a corporation organized under the laws of the State of Illinois.

(b) The business address of the reporting person is 3801 N. Washington Street, Oak Brook, Illinois 60523.

(c) The reporting person's present principal business is the development and sale of encryption and decryption software and technology.

(d)-(e) During the past five years, the reporting person, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person acquired 1,900,000 shares of MMHC's Common Stock, par value $.001 per share, from MMHC's two principal shareholders, Midwest Merger Management, LLC, a Kentucky limited liability company, and Brentwood Capital Corp., a New York corporation. The purchase price of these shares was $275,000, $150,000 of which was paid at the Closing. The balance was paid by delivery of a promissory a note for $60,000 due in 30 days and an additional promissory note in the amount of $65,000 due in 120 days.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired its interest in the Common Stock to acquire voting control of MMHC.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof the Reporting Person owns 1,900,000 shares of Common Stock. According to MMHC's Form 10-QSB for the six months ended June 30, 2003, MMHC has outstanding 2,100,011 shares of Common Stock. Based on such number, and as of the date hereof, the Reporting Person is the record and beneficial owner of approximately 90.5% of the issued and outstanding shares of MMHC's Common Stock.

     (b) The Reporting Person has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of all, the shares of Common Stock owned by the Reporting Person and described in subsection (a) of this Item 5.

(c) Not Applicable.

(d) Not Applicable

(e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Upon completion of an audit of the Reporting Person's Financial Statements, and the filing of an Information Statement with the Commission, it is anticipated that the Reporting Person, a privately held Illinois corporation, will exchange all of its issued and outstanding capital stock for an undetermined number of MMHC's shares of Common Stock, par value $.001 per share (the "Exchange"). Upon consummation of the Exchange, the Reporting Person's shareholders will hold voting control of MMHC and the Reporting Person will be a wholly owned subsidiary of MMHC.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Stock Purchase Agreement dated August 2, 2003.


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: April 3, 2003

                                                 CIPHER MULTIMEDIA, INC.


                                                By  /s/ Corey Conn
                                                   ----------------------
                                                   Corey Conn, Secretary




                                  Exhibit Index

Exhibit Number                         Exhibit

        1              Stock Purchase Agreement dated August 7, 2003







                            STOCK PURCHASE AGREEMENT

                                      among

                             CIPHER MULTIMEDIA, INC.

                         MIDWEST MERGER MANAGEMENT, LLC

                             BRENTWOOD CAPITAL CORP.


                                       and


                          MOMENTUM HOLDINGS CORPORATION



                            Dated as of August , 2003




                                TABLE OF CONTENTS

                                                                         Page
                                    ARTICLE I

                                   DEFINITIONS

1.1  Definitions......................................................... 6

                                   ARTICLE II

                           SALE AND PURCHASE OF SHARES

2.1  Sale and Purchase of Shares........................................ 11

2.2  Payment of Purchase Price.......................................... 11

                                   ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF SELLERS AND THE COMPANY

3.1  Due Incorporation; No Subsidiaries................................. 12

3.2  Due Authorization.................................................. 12

3.3  Consents and Approvals; Authority Relative to this Agreement....... 13

3.4  Capitalization..................................................... 13

3.5  Financial Statements; Undisclosed Liabilities; Other Documents..... 14

3.6  No Adverse Effects or Changes...................................... 14

3.7  Properties of the Company.......................................... 16

3.8  Employee Benefits.................................................. 20

3.9  Employment and Labor Matters....................................... 20

3.10 Taxes.............................................................. 21

3.11 No Default or Violations........................................... 22

3.12 Environmental Matters.............................................. 22

3.13 Litigation......................................................... 23

3.14 No Conflict of Interest............................................ 23

3.15 Bank Accounts...................................................... 24

3.16 Claims Against Officers and Directors.............................. 24

3.17 Due Diligence Materials............................................ 24

3.18 Improper and Other Payments........................................ 24

3.19 Brokers............................................................ 24

3.20 Accuracy of Statements............................................. 24




                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF BUYER

4.1  Due Incorporation.................................................. 25

4.2  Due Authorization.................................................. 25

4.3  Consents and Approvals; Authority Relative to This Agreement....... 25


                                    ARTICLE V

                                    COVENANTS

5.1  Preservation of Existence and Property............................. 26

5.2  Incurrence of Indebtedness......................................... 26

5.3  No Dilution........................................................ 26

5.4  Standstill......................................................... 26

5.5  Restriction on Stock Splits........................................ 26

5.6  Liquidated Damages................................................. 27

5.7  Liquidated Damages Reasonable...................................... 27

5.8  Access to Information and Facilities............................... 27

5.9  Preservation of Business........................................... 28

5.10 Consents and Approvals............................................. 28

5.11 Maintenance of Insurance........................................... 28

5.12 Resignation of Officers and Directors.............................. 28

5.13 Supplemental Information........................................... 28

5.14 Exclusivity........................................................ 29

5.15 Tax  Indemnity....................................................  29

5.16 Termination of Certain Agreements.................................. 30

                                   ARTICLE VI

                  CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

6.1  Warranties True as of Both Present Date and Closing Date........... 30

6.2  Compliance with Agreements and Covenants........................... 30

6.3  Consents and Approvals............................................. 30

6.4  Documents.......................................................... 30

6.5  Due Diligence Review............................................... 30

6.6  Delivery of Exhibits............................................... 31

6.7  No Material Adverse Change......................................... 31

6.8  Actions or Proceedings............................................. 31



                                   ARTICLE VII

                 CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS

7.1  Warranties True as of Both Present Date and Closing Date........... 31

7.2  Compliance with Agreements and Covenants........................... 31

7.3  Documents.......................................................... 31

7.4  Actions or Proceedings............................................. 32

7.5  Consents and Approvals............................................. 32

7.6  Reporting Status................................................... 32

7.7  Listing Requirement................................................ 32



                                  ARTICLE VIII

                                     CLOSING

8.1  Closing............................................................ 32

8.2  Deliveries by Sellers.............................................. 32

                                   ARTICLE IX

                                   TERMINATION

9.1  Prior to or at Closing............................................ 34

9.2  Notice............................................................ 34

9.3  No Liability for Proper Termination............................... 34


                                    ARTICLE X

                                 INDEMNIFICATION

10.1 Survival of Representations....................................... 35

10.2 Agreement to Indemnify............................................ 35

10.3 Notice............................................................ 36

                                   ARTICLE XI

                                  MISCELLANEOUS

11.1 Expenses.......................................................... 36

11.2 Amendment......................................................... 37

11.3 Notices........................................................... 37

11.4 Effect of Investigation........................................... 38

11.5 Waivers........................................................... 38

11.6 Counterparts...................................................... 38

11.7 Interpretation.................................................... 38

11.8 Applicable Law.................................................... 39

11.9 Assignment........................................................ 39

11.10 No Third-Party Beneficiaries..................................... 39

11.11 Publicity........................................................ 39

11.12 Further Assurances............................................... 39

11.13 Severability..................................................... 40

11.14 Remedies Cumulative.............................................. 40

11.15 Entire Understanding............................................. 40

11.16 Jurisdiction of Disputes; Waiver of Jury Trial................... 40



                            STOCK PURCHASE AGREEMENT

     THIS AGREEMENT is made as of August 7, 2003, among CIPHER MULTIMEDIA, INC., an Illinois corporation, ("Buyer"), MIDWEST MERGER MANAGEMENT, LLC, a Kentucky limited liability company and BRENTWOOD CAPITAL CORP., a New York corporation (referred to herein individually as "Seller" and collectively as "Sellers"), and MOMENTUM HOLDINDGS CORPORATION, a publicly-owned Delaware corporation (the "Company").


                                P R E A M B L E:


     WHEREAS, Buyer wishes to purchase from Sellers and Sellers wish to sell to Buyer certain of their outstanding Shares of the Company totaling an aggregate of One Million Nine Hundred Thousand (1,900,000) shares of the Company's common stock.

     WHEREAS, the Buyer represents that it shall consummate a business combination with the Company in the form of a tax-free share exchange subsequent to the Buyer's purchase of the shares (the "Exchange") which the Shareholders of the Buyer shall exchange for all of the issued and outstanding shares of Buyer's capital stock in exchange for newly issued shares the Company's common stock, par value $.001 per share.

     NOW, THEREFORE, for good valuable, consideration, the sufficiency and receipt of which are hereby acknowledged, and for the foregoing and the mutual covenants, agreements and warranties herein contained, the parties agree as follows:


                                    ARTICLE I

                                   DEFINITIONS

     1.1 Definitions. The following terms shall have the following meanings for the purposes of this Agreement:


     "Affiliate"  means,  with respect to any  specified  Person,  (1) any other
Person which, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person,
(2) any other Person which is a director, officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities of the specified Person or a Person described in clause (1) of this paragraph, (3) another Person of which the specified Person is a director, officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, or (4) any relative or spouse of the specified Person or any of the foregoing Persons.

     "Business Day" means any day of the year other than (i) any Saturday or Sunday or (ii) any other day on which commercial banks located in New York City are generally closed for business.

     "Buyer  Confidential   Information"  means  all  confidential   information
concerning Buyer or its Affiliates that (i) is not and has not become ascertainable or obtainable from public or published information, (ii) is not received from a third party or is received from a third party pursuant to the authorization of Buyer, (iii) was not in the Company's or either or both of Sellers' possession prior to disclosure thereof to Sellers or the Company in connection with the transactions contemplated herein, and (iv) was not independently developed by the Company or either or both of Sellers.

     "Buyer Indemnified Parties" means Buyer and each of its Affiliates (including, after the Closing, the Company) and their respective officers, directors, employees, agents and representatives, provided that in no event shall Sellers be deemed a Buyer Indemnified Party.

     "Cash Amounts" has the meaning set forth in Section 2.2.

     "Closing" means the consummation of the transactions contemplated herein.

     "Closing Date" means the date on which the Closing occurs.

     "Closing Date Escrow Fund Balance" means the aggregate value of the Escrow Fund as of the Closing Date.

     "Code" means the United States Internal Revenue Code of 1986, as amended.

     "Company Confidential Information" means all confidential information concerning the Company or its Affiliates that (i) is not and has not become ascertainable or obtainable from public or published information, (ii) is not received from a third party or is received from a third party pursuant to the authorization of the Company or either or both of Sellers in connection with Buyer's due diligence review of the Company, (iii) was not in Buyer's possession prior to disclosure thereof to Buyer in connection with the transactions contemplated herein, and (iv) was not independently developed by Buyer.

     "Company Material Adverse Change" means a change (or circumstance involving a prospective change) in the business, operations, assets, liabilities, results of operations, cash flows, condition (financial or otherwise) or prospects of the Company which is materially adverse.

     "Company Material Adverse Effect" means an effect (or circumstance involving a prospective effect) on the business, operations, assets, liabilities, results of operations, cash flows, condition (financial or otherwise) or prospects of the Company which is materially adverse.

     "Contract" means any contract, lease, commitment, understanding, sales order, purchase order, agreement, indenture, mortgage, note, bond, right, warrant, instrument, plan, permit or license, whether written or oral, which is intended or purports to be binding and enforceable.

     "Designated Assets" means all of the assets of the Company appearing on the Company's unaudited financial statements for the quarter ending forty five (45) days from the Closing Date.

     "Designated Liabilities" means all of the liabilities of the Company appearing on the Company's unaudited financial statement for the quarter ending forty five (45) days from the Closing.

     "Dollars" or numbers preceded by the symbol "$" means amounts in United States Dollars.

     "Environmental Law" means any law which relates to or otherwise imposes liability or standards of conduct concerning mining or reclamation of mined land, discharges, emissions, releases or threatened releases of noises, odors or any pollutants, contaminants or hazardous or toxic wastes, substances or materials, whether as matter or energy, into ambient air, water, or land, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of pollutants, contaminants, or hazardous or toxic wastes, substances or materials, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986 (together, as amended, "CERCLA"), the Resource Conservation and Recovery Act of 1976, as amended, the Toxic Substances Control Act of 1976, as amended, the Federal Water Pollution Control Act Amendments of 1972, the Clean Water Act of 1977, as amended, any so-called "Superlien" law, and any other similar federal, state or local Law.

     "Environmental Permit" means any permit, license, approval, consent or other authorization required by or pursuant to any applicable Environmental Law.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "Existing Borrowings" means all borrowings from lending institutions, vendors or agencies of federal, state or local governments or their political subdivisions, as set forth on the Financial Statements or in the books and records of the Company.

     "Financial Statements" means all of the following:

     (a) the audited financial statements of the Company as of December 31, 2002 (including all schedules and notes thereto), consisting of the balance sheet at such date and the related statements of income and expenses, retained earnings, changes in financial position and cash flows for the twelve-month period then ended; and

     (b) the audited financial statements of the Company as of March 31, 2003 (including all schedules and notes thereto) consisting of the balance sheet at such date and the related statements of income and expenses, retained earnings, changes in financial position and cash flows for the twelve-month period then ended.

In addition to (a) and (b) above, after the date of this Agreement, the term "Financial Statements" shall include any and all Interim Financial Statements thereafter issued and all audited financial statements filed with or required to be filed with the Securities and Exchange Commission.

     "GAAP" means U.S. generally accepted accounting principles at the time in effect.

     "Governmental Authority" means the government of the United States or any foreign country or any state or political subdivision thereof and any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

     "Group" shall collectively mean all affiliated groups of corporations of which the Company is or has been a member that have filed any consolidated Tax Returns for any period ending on or before the Closing Date for which the statute of limitations has not yet expired.

     "Indemnified Person" means the Person or Persons entitled to, or claiming a right to, indemnification.

     "Indemnifying   Person"  means  the  Person  or  Persons   claimed  by  the
Indemnified Person to be obligated to provide indemnification.

     "Intellectual Property" means any and all trademarks, tradenames, service marks, patents, copyrights (including any registrations, applications, licenses or rights relating to any of the foregoing), technology, trade secrets, inventions, know-how, designs, computer programs, processes, and all other intangible assets, properties and rights. The "Company's Intellectual Property" means any and all Intellectual Property used by the Company in the conduct of its business.

     "Interim Financial Statements" means any financial statements delivered to Buyer pursuant to Section 5.11.

     "Joint Auditors" means (i) certified public accounting firm chosen by Buyer, and (ii) any certified public accounting firm chosen by Sellers (acting together).

     "Latest Balance Sheet" means the audited comparative balance sheet of the Company dated as of December 31, 2002, set forth in Exhibit 3.5.

     "Law" means any law, statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted, promulgated, entered into, agreed or imposed by any Governmental Authority.

     "Lien" means any mortgage, lien (except for any lien for Taxes not yet due and payable), charge, restriction, pledge, security interest, option, lease or sublease, claim, right of any third party, easement, encroachment or encumbrance.

     "Loss" or "Losses" means any and all liabilities, losses, costs, claims, damages (including consequential damages), penalties and expenses (including attorneys' fees and expenses and costs of investigation and litigation). In the event any of the foregoing are indemnifiable hereunder, the terms "Loss" and "Losses" shall include any and all attorneys' fees and expenses and costs of investigation and litigation incurred by the Indemnified Person in enforcing such indemnity. No Loss shall be reduced by reason of tax benefits allegedly enjoyed as a result of such Loss by any Indemnified Party. Without limitation, "Loss" and "Losses" shall include fees and disbursements of counsel incurred by any Indemnified Party in an action or proceeding between the Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party or otherwise.

     "Person"  means  any   individual,   corporation,   proprietorship,   firm,
partnership, limited partnership, trust, association or other entity, including a government or government department, agency or instrumentality.

     "Pre-Tax Earnings" has the meaning set forth in Section 2.3(b).

     "Real Property Leases" has the meaning set forth in Section 3.9.

     "Related Agreement" means any Contract which is or is to be entered into at the Closing or otherwise pursuant to this Agreement. The Related Agreements executed by a specified Person shall be referred to as "such Person's Related Agreements," "its Related Agreements" or another similar expression.

     "Shares" means the 1,900,000 shares of Common Stock, par value $.001 per share, of the Company held of record by Sellers, 1,800,000 of which shares are held of record by Midwest Merger Management, LLC and 100,000 shares are held of record by Brentwood Capital Corp.

     "Subsidiaries" means any Person 50.1% or more of the voting power of which is controlled by another Person.

     "Taxes" means all taxes, charges, fees, duties, levies or other assessments, including income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, severance, employee's income withholding, other withholding, unemployment and Social Security taxes, which are imposed by any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto.

     "Tax Return" means any report, return or other information required to be supplied to a Governmental Authority in connection with any Taxes.

     "Tax Statute of Limitations Date" means the close of business on the 30th day after the expiration of the applicable statute of limitations with respect to Taxes, including any extensions thereof (or if such date is not a Business Day, the next Business Day).

     "Tax Warranty" means a representation or warranty in Sections 3.17 or 3.19.

     "Title and Authorization Warranty" means a representation or warranty in Sections 3.2, 3.4 or 3.7.



                                   ARTICLE II

                           SALE AND PURCHASE OF SHARES

     2.1 Sale and Purchase. Each Seller hereby agrees to sell to Buyer that number of Shares set forth on Exhibit 2.1 opposite the name of such Seller, free and clear of all Liens, and Buyer hereby agrees to purchase all such Shares.


     2.2 Payment of Purchase Price.

     (a) Buyer, in consideration for the Shares, shall pay to Sellers Two Hundred Seventy-Five Thousand Dollars ($275,000) in the following manner: (i) certified check or wire transfer in the amount of One Hundred Fifty Thousand Dollars ($150,000) to be delivered at Closing (the "Cash Consideration"); and
(ii) a promissory note in the amount of Sixty Thousand Dollars ($60,000) with interest at the rate of nine percent (9%) per annum, payable within thirty (30) days after the Closing ("Note 1" in the form attached hereto as Exhibit 2.2(a)(ii)); and (iii) a promissory note in the amount of Sixty-Five Thousand ($65,000) with interest at the rate of nine percent (9%) per annum, payable within one hundred twenty days (120) days after the Closing ("Note 2" in the form attached hereto as Exhibit 2.2.(a)(iii)). (Note 1 and Note 2 shall be collectively referred to as the "Notes").

     (b) The Notes shall be secured by: (i) the personal guarantees of Patrick Rooney set forth in Exhibit 2.2(b)(i); (ii) Confessions of Judgment executed by the Buyer held in escrow by the Sellers or their designee until either the default upon or the satisfaction of the Notes by the Buyer; and (iii) Confessions of Judgment executed by Patrick Rooney and held in escrow by the Sellers or their designee until either the default upon or the satisfaction of the Notes by the Buyer. The form of the Confessions of Judgment set forth in Sections 2.2 (b)(ii) and (iii) are attached hereto as Exhibits 2.3(b)(ii and 2.3(b)(iii) respectively .

                                   ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF SELLERS AND THE COMPANY

     The Company and the Sellers jointly and severally, represent and warrant to Buyer, as of the date of this Agreement and as of the Closing Date (as if such representations and warranties were remade on the Closing Date), as follows:

     3.1 Due Incorporation; No Subsidiaries. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware, with all requisite power and authority to own, lease and operate its properties and to carry on its business as they are now being owned, leased, operated and conducted. The Company is licensed or qualified to do business and is in good standing (where the concept of "good standing" is applicable) as a foreign corporation in each jurisdiction where the nature of the properties owned, leased or operated by it and the business transacted by it require such licensing or qualification. The jurisdictions in which the Company is incorporated and licensed or qualified to do business as a foreign corporation are set forth on Schedule 3.1. The Company has no direct or indirect Subsidiaries, either wholly or partially owned, and the Company does not hold any direct or indirect economic, voting or management interest in any Person or directly or indirectly own any security issued by any Person. True, correct and complete copies of the Certificate of Incorporation and Bylaws, as amended, and all minutes of all meetings (or written consents in lieu of meetings) of the Board of Directors (and all committees thereof) and stockholders of the Company have been delivered to Buyer.

     3.2 Due Authorization. Each of Sellers and the Company has full power and authority to enter into this Agreement and each of Sellers and the Company has full power and authority to enter into their respective Related Agreements and to consummate the transactions contemplated hereby and thereby. Each of Sellers and the Company has duly and validly executed and delivered this Agreement and each of Sellers and the Company has duly and validly executed and delivered (or prior to or at the Closing will duly and validly execute and deliver) their respective Related Agreements. This Agreement constitutes legal, valid and binding obligations of each of Sellers and the Company and each respective Related Agreement upon execution and delivery by either or both of Sellers or by the Company will constitute legal, valid and binding obligations of such party, in each case, enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors' rights generally and by equitable limitations on the availability of specific remedies.

     3.3 Consents and Approvals; Authority Relative to this Agreement.

     (a) No consent, authorization or approval of, filing or registration with, or cooperation from, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by either or both of Sellers or by the Company of this Agreement, their respective Related Agreements or the consummation of the transactions contemplated hereby or thereby.

     (b) The execution, delivery and performance by Sellers and the Company of this Agreement and their respective Related Agreements do not and will not, and the consummation of the transactions contemplated hereby and thereby does not and will not: (i) violate any Law; (ii) violate or conflict with, result in a breach or termination of, constitute a default or give any third party any additional right (including a termination right) under, permit cancellation of, result in the creation of any Lien upon any of the assets or properties of either or both of Sellers, the Company under, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the foregoing under, any Contract to which either or both of Sellers or the Company is a party or by which either or both of Sellers or the Company or any of their respective assets or properties are bound; (iii) permit the acceleration of the maturity of any indebtedness of either of Sellers or the Company or indebtedness secured by their respective assets or properties; or
(iv) violate or conflict with any provision of any of the certificate of incorporation, charter, bylaws or similar organizational instruments of the Company.

     3.4 Capitalization.

     (a) The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, of which 2,000,011 shares are currently issued and outstanding. All of such Shares (i) are validly issued, fully paid and nonassessable and (ii) are, and when issued were, free of preemptive rights. There are no shares of capital stock of the Company held in the treasury of the Company and no shares of capital stock of the Company are currently reserved for issuance for any purpose or upon the occurrence of any event or condition.

     (b) There are no shares of capital stock or other securities of the Company issued or outstanding or any subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character obligating either or both of Sellers or the Company, or obligating either or both of Sellers or any of their Affiliates to cause the Company, to issue, transfer or sell, or cause the issuance, transfer or sale of, any shares of capital stock or other securities whether or not such securities have voting rights of the Company. There are no outstanding contractual obligations of either or both of Sellers or the Company which relate to the purchase, sale, issuance, repurchase, redemption, acquisition, transfer, disposition, holding or voting of any shares of capital stock or other securities of the Company or the management or operation of the Company. No Person has any right to participate in, or receive any payment based on any amount relating to, the revenue, income, value or net worth of the Company or any component or portion thereof, or any increase or decrease in any of the foregoing.

     (c) The assignments, endorsements, stock powers and other instruments of transfer delivered by each Seller to Buyer at the Closing will be sufficient to transfer such Seller's entire interest, legal and beneficial, in the Shares. Each Seller has, and on the Closing Date will have, full power and authority to convey good and marketable title to all of the Shares, and upon transfer to Buyer of the certificates representing such Shares, Buyer will receive good and marketable title to such Shares, free and clear of all Liens.

     3.5 Financial Statements; Undisclosed Liabilities; Other Documents.


     (a) The Financial Statements have been prepared in accordance with GAAP consistently applied and present fairly the financial position, assets, liabilities and retained earnings of the Company as of the dates thereof and the revenues, expenses, results of operations, changes in financial position and cash flows of the Company for the periods covered thereby. The Financial Statements are in accordance with the books and records of the Company, do not reflect any transactions which are not bona fide transactions and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

     (b) Except as set forth in the Latest Balance Sheet, the Company has no liabilities, debts, claims or obligations, whether accrued, absolute, contingent or otherwise, whether due or to become due, other than trade payables and accrued expenses incurred in the ordinary course of business since the date of the Latest Balance Sheet.



     3.6 No Adverse Effects or Changes. Since December 31 2002, the Company has not:

     (i)  suffered any Company Material Adverse Effect;

     (ii) suffered any damage, destruction or Loss to any of its assets or properties (whether or not covered by insurance);

     (iii)incurred any obligation or entered into any Contract which required a payment by any party in excess of, or a series of payments which in the aggregate exceed, $5,000 or provides for the delivery of goods or performance of services, or any combination thereof, having a value in excess of $5,000, except for purchases of raw materials and supplies in the ordinary course of business of the Company;

     (iv) taken any action, or entered into or authorized any Contract or transaction other than in the ordinary course of business and consistent with past practice;

     (v) sold, transferred, conveyed, assigned or otherwise disposed of any of its assets or properties, except sales of inventory in the ordinary course of business and consistent with past practice;

     (vi) waived, released or cancelled any claims against third parties or debts owing to it, or any rights which have any material value;

     (vii)made any changes in its accounting systems, policies, principles or practices;

     (viii) entered into, authorized, or permitted any transaction with either or both of Sellers or any Affiliate of either or both of Sellers;

     (ix) split, combined, or reclassified any shares of its capital stock, declared, set aside or paid any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeemed or otherwise acquired any securities of the Company;

     (x) made any borrowings, incurred any debt (other than trade payables in the ordinary course of business and consistent with past practice), or assumed, guaranteed, endorsed (except for the negotiation or collection of negotiable instruments in transactions in the ordinary course of business and consistent with past practice) or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person, or made any payment or repayment in respect of any indebtedness (other than trade payables and accrued expenses in the ordinary course of business and consistent with past practice), in each case, in excess of $5,000;

     (xi) made any loans, advances or capital contributions to, or investments in, any other Person, in each case, in excess of $5,000;

     (xii)entered into, adopted, amended or terminated any bonus, profit sharing, compensation, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or increased in any manner the compensation or fringe benefits of any director or officer, or paid any benefit not required by any existing plan and arrangement or entered into any contract, agreement, commitment or arrangement to do any of the foregoing;

     (xiii) acquired, leased or encumbered any assets outside the ordinary course of business or any assets which are material to the Company;

     (xiv)authorized or made any capital expenditure which individually is in excess of $5,000;

     (xv) made any Tax election or settled or compromised any federal, state, local or foreign Tax liability, or waived or extended the statute of limitations in respect of any such Taxes;

     (xvi)paid any amount, performed any obligation or agreed to pay any amount or perform any obligation, in settlement or compromise of any suits against the Company or any of its directors, officers, employees or agents;

     (xvii) paid in excess of $5,000, performed any obligation or agreed to pay in excess of $5,000 or perform any obligation, in settlement or compromise of any claims of liability against the Company or any of its directors, officers, employees or agents; or




     (xiii) terminated, modified, amended or otherwise altered or changed any of the terms or provisions of any Contract, or paid any amount not required by law or by any Contract, other than in the ordinary course of business and consistent with past practices.

     3.7 Properties of the Company. Following are the assets of the Company:

     (a) Leased Real Property. Exhibit 3.7 lists all leases pursuant to which the Company holds, occupies or uses any real property (the "Real Property Leases") and Exhibit 3.7 includes complete and accurate legal descriptions of such leased real property. The Company does not hold, occupy or use any real property except for the real property subject to the Real Property Leases (the "Leased Real Property"). True and complete copies of the Real Property Leases have been provided to Buyer. The activities carried on in all buildings, plants, facilities, installations, fixtures and other structures or improvements included as part of, or located on or at, the Leased Real Property, and the buildings, plants, facilities, installations, fixtures and other structures or improvements themselves, are not in violation of, or in conflict with, any applicable zoning, Environmental Law, health regulations or ordinance or any other similar Law. All covenants or other restrictions (if any) to which any of the Leased Real Property is subject are being in all respects properly performed and observed and, except for covenants contained in the Real Property Leases, do not provide for forfeiture or reversion of title if violated, and neither the Company nor the owners of any of the Leased Real Property has received any notice of violation (or claimed violation) thereof. Sellers have delivered to Buyer true and complete copies of the most recent title insurance policies and surveys (if any) for the Leased Real Property and copies of any recorded documents referred to in such policies or surveys, together with copies of all reports (if any) of any engineers, environmental consultants or other consultants in its possession relating to any of the Leased Real Property.

     (b) Personal Property. Exhibit 3.8 sets forth a true and complete list of all of the tangible personal property (other than inventories included in Exhibit 3.9) used by the Company in its business having an original acquisition cost of $5,000 or more. Exhibit 3.8 also sets forth all leases of personal property binding upon the Company, or any of its assets or properties, and all items of personal property covered thereby. All of such tangible personal property is presently utilized by the Company in the ordinary course of its business. Sellers have delivered to Buyer true and complete copies of all such personal property leases.

     (c) Inventories. Exhibit 3.9 contains a true and accurate schedule of all inventories of the Company as of December 31, 2002, with a complete listing of all items that have remained in inventory for over twelve months.

     (d) Accounts Receivable and Advances. Exhibit 3.10 contains a true and accurate schedule of all accounts receivable of the Company in excess of $5,000 and originating on or prior to December 31, 2002, and all loans and advances to third parties ("Advances").

     (e) Intellectual Property. Exhibit 3.11 is a true and complete list of all of the trademarks, tradenames, service marks, patents and copyrights (including any registrations of or pending applications for any of the foregoing) used by the Company in the conduct of its business. Except as disclosed on Exhibit 3.11:

          (i) all of the Company's Intellectual Property is owned by the Company free and clear of all Liens, and is not subject to any license, royalty or other agreement, and the Company has not granted any license or agreed to pay or receive any royalty in respect of any Intellectual Property;

          (ii) none of the Company's Intellectual Property has been or is the subject of any pending or threatened litigation or claim of infringement;

          (iii)no license or royalty agreement to which the Company is a party is in breach or default by any party thereto or the subject of any notice of termination given or threatened;

          (iv) the products manufactured or sold by the Company and any process, method, part, design, material or other Intellectual Property they employ, and the marketing and use by the Company of any such product, service or other Intellectual Property, do not infringe any Intellectual Property or confidential or proprietary rights of another, and the Company has not received any notice contesting its right to use any Intellectual Property; and

          (v) the Company owns or possesses adequate rights in perpetuity in and to all Intellectual Property necessary to conduct its business as presently conducted.

     (f) Contracts. Exhibit 3.12 lists all the Contracts and arrangements of the following types to which the Company is a party or by which it is bound, or to which any of its assets or properties is subject:

          (i)  any  collective   bargaining  agreement  and  a  summary  of  the
               collective bargaining unit's position with respect to any such agreement currently the subject of negotiations;


          (ii) any Contract or arrangement of any kind with any employee, officer or director of the Company or any of the respective Affiliates of such individuals, or any Contract or other arrangement of any kind with either or both of Sellers or any Affiliate of either or both of Sellers;

          (iii)any Contract or arrangement with a sales representative, manufacturer's representative, distributor, dealer, broker, sales agency, advertising agency or other Person engaged in sales, distributing or promotional activities, or any Contract to act as one of the foregoing on behalf of any Person;

          (iv) any Contract or arrangement of any nature which involves the payment or receipt of cash or other property, an unperformed commitment, or goods or services, (i) having a value in excess of $5,000 if such Contract or arrangement is not for the purchase by the Company of raw materials, or (ii) having a value in excess of $5,000 if such Contract or arrangement is for the purchase by the Company of raw materials;

          (v) any Contract or arrangement pursuant to which the Company has made or will make loans or advances, or has or will have incurred debts or become a guarantor or surety or pledged its credit on or otherwise become responsible with respect to any undertaking of another (except for the negotiation or collection of negotiable instruments in transactions in the ordinary course of business);

          (vi) any indenture, credit agreement, loan agreement, note, mortgage, security agreement, lease of real property or personal property, loan commitment or other Contract or arrangement relating to the borrowing of funds, an extension of credit or financing;

          (vii)any Contract or arrangement involving a partnership, joint venture or other cooperative undertaking;

          (viii) any Contract or arrangement involving any restrictions with respect to the geographical area of operations or scope or type of business of the Company;

          (ix) any power of attorney or agency agreement or arrangement with any Person pursuant to which such Person is granted the authority to act for or on behalf of the Company, or the Company is granted the authority to act for or on behalf of any Person;

          (x) any Contract not made in the ordinary course of business which is to be performed in whole or in part at or after the date of this Agreement;

          (xi) any Contract, whether or not fully performed, relating to any acquisition or disposition of the Company or any predecessor in interest of the Company, or any acquisition or disposition of any subsidiary, division, line of business, or real property; and

          (xii)any Contract not specified above that is material to the Company.

     (g) Permits. Exhibit 3.13 is a true and accurate list of all licenses, certificates, permits, franchises, rights, code approvals and private product approvals (collectively, "Permits") held by the Company. Except for the Permits listed on Exhibit 3.13, there are no Permits, whether federal, state, local or foreign, which are necessary for the lawful operation of the business of the Company.

     (h) Insurance. Exhibit 3.14 contains an accurate and complete list of all policies of fire, liability, workers' compensation, title and other forms of insurance owned, held by or applicable to the Company (or its assets or business). All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid, and no notice of cancellation or termination has been received with respect to any such policy. Such policies are sufficient for compliance with (i) all requirements of Law and (ii) all Contracts to which the Company is a party, and are valid, outstanding and enforceable policies. Such insurance policies provide types and amounts of insurance customarily obtained by businesses similar to the business of the Company. The Company has not been refused any insurance with respect to its assets or operations, and its coverage has not been limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance, during the last three (3) years.

     3.8 Employee Benefits.

     (a) General. The Company is not a party to and does not participate in or have any liability or contingent liability with respect to:

          (i) any "employee welfare benefit plan" or "employee pension benefit plan" as those terms are respectively defined in sections 3(1) and 3(2) of ERISA, other than a "multiemployer plan" (as defined in section 3(37) of ERISA) (referred to collectively hereinafter in this Section as "plans");

          (ii) any retirement or deferred compensation plan, incentive compensation plan, stock plan, unemployment compensation plan, vacation pay, severance pay, bonus or benefit arrangement, insurance or hospitalization program or any other fringe benefit arrangements for any current or former employee, director, consultant or agent, whether pursuant to contract, arrangement, custom or informal understanding, which does not constitute an "employee benefit plan" (as defined in section 3(3) of ERISA)
               (referred to collectively hereinafter in this Section as "arrangements"); or

          (iii)any employment, consulting or agency agreement (referred to collectively hereinafter in this Section as "agreements").

     (d) Multiemployer Plans. The Company has no employee pension benefit plan which is a multiemployer plan with respect to which the Company may have any liability (including any liability attributable to a current or former member of the Company's "controlled group" as defined in section 4001(a)(14) of ERISA).

     3.9 Employment and Labor Matters. Exhibit 3.15 contains a true, complete and accurate list of the names, titles, annual compensation (including all bonuses and similar payments made with respect to each such individual for the current and preceding fiscal years) of all directors, officers and employees of the Company who have an annual aggregate remuneration of $40,000 or more. The Company has and currently is conducting its business in full compliance with all Laws relating to employment and employment practices, terms and conditions of employment, wages and hours, affirmative action, and nondiscrimination in employment. The relationships of the Company with its employees are good; there is, and during the past five years there has been, no labor strike, dispute, slow-down, work stoppage or other labor difficulty actually pending or threatened against or involving the Company and no attempt is currently being made or during the past three years has been made to organize any employees of the Company to form or enter a labor union or similar organization. Exhibit 3.15 contains a list of all grievances by employees during the past three years which have resulted in a significant change in work practices or contract interpretation or terms or resulted in arbitration.

     3.10 Taxes.

     (a) The amounts provided as a liability on the Financial Statements for all Taxes are adequate to cover all unpaid liabilities for all Taxes, whether or not disputed, that have accrued with respect to or are applicable to the period ended on and including the Closing Date or to any years and periods prior thereto and for which the Company may be directly or contingently liable in its own right or as a transferee of the assets of, or successor to, any Person, including, without limitation, any liability arising under Treas. Reg. ? 1.1502-6. The Company has not incurred any Tax liabilities other than in the ordinary course of business for any taxable year for which the applicable statute of limitations has not expired; there are no Tax Liens (other than Liens for current Taxes not yet due and payable) upon the properties or assets of the Company. Except as set forth on Exhibit 3.16, the Company has not granted or been requested to grant any waiver of any statutes of limitations applicable to any claim for Taxes.

     (b) All federal, state, local and foreign income, corporation and other Tax Returns have been filed for the Company and all other filings in respect of Taxes have been made for the Company for all periods through and including the Closing Date as required by applicable Law. All Taxes shown as due on all such Tax Returns and other filings have been paid. Each such Tax Return and filing is true and correct and the Company has or will have any additional liability for Taxes with respect to any Tax Return or other filing heretofore filed or which was required by Law to be filed, other than as reflected as liabilities on the Financial Statements (which shall not include any amount reflected as a liability for deferred taxes). None of the Tax Returns or other filings that include the operations of the Company has ever been audited or investigated by any Governmental Authority, and no facts exist which would constitute grounds for the assessment of any additional Taxes by any Governmental Authority with respect to the taxable years covered in such Tax Returns and filings. No material issues have been raised in any examination by any Governmental Authority with respect to the business and operations of the Company which, by application of similar principles, reasonably could be expected to result in a proposed adjustment to the liability for Taxes for any other period not so examined. All Taxes which the Company are required by Law to withhold or collect, including without limitation, sales and use taxes, and amounts required to be withheld for Taxes of employees and other withholding taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Authorities or are held in separate bank accounts for such purpose. All information returns required to be filed by the Company, prior to the Closing Date have been (or will be) filed, and all statements required to be furnished to payees by the Company prior to the Closing Date have been furnished to such payees, and the information set forth on such information returns and statements is true, complete and correct.

     (c) No Seller is a "foreign person" as defined in Section 1445(f)(3) of the Code.

     3.11 No Defaults or Violations.

     (a) The Company has not breached any provision of, nor is it in default under the terms of, any Contract to which it is a party or under which it has any rights or by which it is bound, and no other party to any such Contract has breached such Contract or is in default thereunder.

     (b) The Company is in compliance with, and no violation exists under, any and all Laws applicable to the Company.

     (c) No notice from any Governmental Authority has been received by the Company claiming any violation of any Law (including any building, zoning or other ordinance) or requiring any work, construction or expenditure, or asserting any Tax, assessment or penalty.

     3.12 Environmental Matters.

     (a) The business, operations and facilities (whether owned or leased) of the Company, and all existing uses of and activities on or at any of the properties or facilities (whether owned or leased) of the Company, are in material compliance with all Environmental Laws in effect as of the date hereof, and no condition exists or event has occurred which, with or without notice or the passage of time or both, would constitute a violation of or give rise to any Lien under any Environmental Law;

     (b) The Company has not received any notice from any Governmental Authority or any other Person that any past or present aspect of the business, operations or facilities (whether owned or leased) of the Company is in violation of any Environmental Law or Environmental Permit, or that the Company is responsible or liable (or potentially responsible or liable) for the investigation, cleanup or remediation of any Hazardous Materials at any location; and

     (c) The Company is not the subject of any litigation or proceedings in any forum, judicial or administrative, involving a demand for damages, injunctive relief, penalties, or other potential liability with respect to violations of or liability under any Environmental Law;

     (d) No condition exists or has existed or event has occurred with respect to (i) any property that was at any time owned or leased, or any direct or indirect subsidiary that was at any time owned, by the Company, any predecessor to the Company or any Person that is or was an Affiliate of the Company, which property or subsidiary has been sold, transferred or disposed or for which any lease has terminated or (ii) any predecessor to the Company, that could (in the case of either of the foregoing clauses (i) or (ii)), with or without notice, passage of time or both, give rise to any present or future liability of the Company pursuant to any Environmental Law.

     3.13 Litigation.

     (a) There are no actions, suits, arbitrations, regulatory proceedings or other litigation, proceedings or governmental investigations pending or threatened against or affecting the Company or any of its officers, directors, employees, agents or stockholders thereof in their capacity as such, or any of the Company's properties or businesses, and neither of Sellers is aware of any facts or circumstances which may give rise to any of the foregoing. All of the proceedings pending or threatened against the Company are fully covered by insurance policies (or other indemnification agreements with third parties) and are being defended by the insurers (or such third parties), subject to such deductibles as are set forth in such Schedule. The Company is not subject to any order, judgment, decree, injunction, stipulation or consent order of or with any court or other Governmental Authority. The Company has not entered into any agreement to settle or compromise any proceeding pending or threatened against it which has involved any obligation other than the payment of money or for which the Company has any continuing obligation.

     (b) There are no claims, actions, suits, proceedings or investigations pending or threatened by or against the Company or either or both of Sellers with respect to this Agreement or the Related Agreements, or in connection with the transactions contemplated hereby or thereby, and neither of Sellers has any reason to believe there is a valid basis for any such claim, action, suit, proceeding, or investigation.

     3.14 No Conflict of Interest. Neither Seller nor any of its Affiliates have or claim to have any direct or indirect interest in any tangible or intangible property used in the business of the Company, except as a holder of Shares. Neither Seller nor any of its Affiliates have any direct or indirect interest in any other Person which conducts a business similar to, has any Contract or arrangement with, or does business or is involved in any way with, the Company, except for the ownership of less than 2% of any class of securities of any publicly held corporation.

     3.15 Bank Accounts. Exhibit 3.17 sets forth the names and locations of each bank or other financial institution at which the Company has an account (giving the account numbers) or safe deposit box and the names of all Persons authorized to draw thereon or have access thereto, and the names of all Persons, if any, now holding powers of attorney or comparable delegation of authority from the Company and a summary statement thereof.

     3.16 Claims Against Officers and Directors. There are no pending or threatened claims against any director, officer, employee or agent of the
Company or any other Person which could give rise to any claim for indemnification against the Company.

     3.17 Due Diligence Materials. Sellers shall have provided to Buyer or its representatives, in accordance with the terms of Section 5.2, all documents of the character and type requested by Buyer in connection with its "due diligence" investigation of the Company, and there are no documents in the possession of Sellers, the Company or any of their respective agents or representatives of a character or type described in such requests which have not been so provided to Buyer or its representatives.

     3.18 Improper and Other Payments. To the best of Sellers' knowledge, except as set forth herein (a) neither the Company, any director, officer, employee, agent or representative of the Company, nor any Person acting on behalf of any of them, has made, paid or received any bribes, kickbacks or other similar payments to or from any Person, whether lawful or unlawful, (b) no contributions have been made, directly or indirectly, to a domestic or foreign political party or candidate and (c) no improper foreign payment (as defined in the Foreign Corrupt Practices Act) has been made.


     3.19 Brokers. None of Seller or the Company has used any broker or finder in connection with the transactions contemplated hereby, and neither Buyer nor any Affiliate of Buyer has or shall have any liability or otherwise suffer or incur any Loss as a result of or in connection with any brokerage or finder's fee or other commission of any Person retained by either or both of Sellers or by the Company in connection with any of the transactions contemplated by this Agreement.

     3.20 Accuracy of Statements. Neither this Agreement nor any schedule, exhibit, statement, list, document, certificate or other information furnished or to be furnished by or on behalf of the Company or either or both of Sellers to Buyer or any representative or Affiliate of Buyer in connection with this Agreement or any of the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.


                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to each of Sellers, as of the date of this Agreement and as of the Closing Date, as if such representations and warranties were remade on the Closing Date, as follows:

     4.1 Due Incorporation. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois, with all requisite power and authority to own, lease and operate its properties and to carry on its business as they are now being owned, leased, operated and conducted.

     4.2 Due Authorization. Buyer has full power and authority to enter into this Agreement and the Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and Related Agreements have been duly and validly approved by the board of directors of Buyer and no other actions or proceedings on the part of Buyer are necessary to authorize this Agreement, the Related Agreements and the transactions contemplated hereby and thereby. Buyer has duly and validly executed and delivered this Agreement and has duly and validly executed and delivered the Related Agreements. This Agreement and the Related Agreements constitute legal, valid and binding obligations of Buyer, in each case enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors' rights generally and by equitable limitations on the availability of specific remedies.

     4.3 Consents and Approvals; Authority Relative to This Agreement.


     (a) No consent, authorization or approval of, filing or registration with, or cooperation from, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by Buyer of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby.

     (b) The execution, delivery and performance by Buyer of this Agreement and its Related Agreements do not and will not, and the consummation of the transactions contemplated hereby and thereby does not and will not, (i) violate any Law; or (ii) violate or conflict with any provision of the certificate of incorporation, charter, bylaws or similar organizational instruments of Buyer.



                                    ARTICLE V

                                    COVENANTS

     5.1 Preservation of Existence and Property. The Company shall preserve and maintain its existence in the jurisdiction of its formation and qualify, and cause its subsidiaries to qualify, and remain qualified, and cause each of its subsidiaries to remain qualified, as a foreign corporation in each jurisdiction where the failure to so qualify could have a material Adverse Effect. The Company shall take all reasonable action to maintain all rights, privileges and franchises necessary or desirable to the normal conduct of its business.

     5.2 Incurrence of Indebtedness. Without the Sellers' prior written consent, so long as the Note shall remain unpaid, the Company shall not create, incur, assume or suffer to exist any Indebtedness, or permit any of its subsidiaries so to do, except (i) Indebtedness to the Sellers; (ii) Indebtedness of the Company (or its successor) to others that is subordinated by a written agreement satisfactory in form and substance to the Sellers to all Indebtedness of the Company (or its successor) to the Sellers and (iii) Indebtedness of the Company outstanding on the date hereof.

     5.3 No Dilution. So long as the Note shall remain unpaid: (i) no additional shares of the Company's common stock shall be originally issued; and (ii) the Company shall not create or issue any additional classes of debt or equity securities convertible into common stock.

     5.4 Standstill. So long as the Note shall remain unpaid, The Company shall not: (i) make any acquisition of assets or stock or otherwise consummate any business combination, the consummation of which would adversely impact the Company's ability to perform its obligation under this Agreement; (ii) create any material amount of indebtedness except in the ordinary course of business
(iii) sell, dispose or purchase any material amount of assets or expend a material amount of funds except in accordance with the agreed upon schedule of use of proceeds; (iv) declare any dividends; (v) pay any pension or severance pay to any executive officer; (vi) repay any loans made by members of unpaid wages presently on the books of the Company for members of management or their families which are not more mature than one (1) pay period; (viii) enter into any employment or other compensation agreement or arrangement with any employee providing for annualized base compensation in excess of $110,000; or (ix) renew or extend or modify any management employment agreement or enter into new employment agreement with its officers and directors except on such terms and conditions as shall have been approved and agreed upon in advance.

     5.5 Restriction on Stock Splits. Commencing on the Closing Date and for a period of two (2) years thereafter, the Company shall not effect a reverse split of its outstanding capital stock unless such reverse split is: (i) required by the underwriters in a registered public offering of the Parent's capital stock; or (ii) required to obtain approval for quotation of the parent's common stock on a listed exchange (i.e., NASDAQ Small Cap., NASDAQ National Market, the American Stock Exchange or the New York Stock Exchange)

     5.6 Liquidated Damages. In the event Buyer and/or the Company violates Sections 5.3 or 5.4 or 5.5 hereof, the Sellers shall be entitled to receive as liquidated damages, the sum of Two Hundred fifty Thousand (U.S.) Dollars ($250,000).

     5.7 Liquidated Damages Reasonable. The parties hereto hereby agree that it would be impracticable and extremely difficult to ascertain the actual damages suffered by the Company or the Parent as a result of the other's termination without cause of this Agreement, and that under the circumstances existing as of the date of this Agreement, the liquidated damages provided for in this section represent a reasonable estimate of the damages which the Company or the Parent would incur as a result of such breach. The parties hereto hereby acknowledge that the payment of such liquidated damages is not intended as a forfeiture or penalty, but is intended to constitute liquidated damages to the Company or the Parent, as applicable.

     5.8 Access to Information and Facilities.

     (a) From and after the date of this Agreement or such earlier time as Buyer and Sellers shall have mutually agreed, Sellers shall, and shall cause the Company to, give Buyer and Buyer's representatives unrestricted access during normal business hours to all of the facilities, properties, books, Contracts, commitments and records of the Company and shall make the officers and employees of the Company available to Buyer and its representatives as Buyer and its representatives shall from time to time request; provided, however, that access to Company Confidential Information shall be provided not later than ten Business Days prior to the Closing. Buyer and its representatives will be furnished with any and all information concerning the Company which Buyer or its representatives reasonably request.

     (b) Except as may be reasonably necessary to carry out this Agreement and the transactions contemplated hereby, Buyer will not, will cause its Affiliates not to, and will instruct its and its Affiliates' agents and financing sources not to disclose Company Confidential Information to any Person other than Buyer's employees, agents and financing sources on a "need to know" basis without the prior consent of the Company, unless compelled to disclose any such Company Confidential Information by judicial or administrative process or, in the opinion of Buyer's counsel, by other requirements of law.

     (c) Except as may be reasonably necessary to carry out this Agreement and the transactions contemplated hereby, Sellers will not, will cause their Affiliates to not, and will instruct their and their Affiliates' agents and financing sources to not disclose any Buyer Confidential Information to any Person other than Sellers' or the Company's employees, agents and financing sources without the prior consent of Buyer, unless compelled to disclose any such Buyer Confidential Information by judicial or administrative process or, in the opinion of Sellers' counsel, by other requirements of law.

     5.9 Preservation of Business. From the date of this Agreement until the Closing Date, Sellers shall cause the Company to operate only in the ordinary and usual course of business and consistent with past practice and not permit any action or omission which would cause any of the representations or warranties of Sellers contained herein to become inaccurate or any of the covenants of Sellers to be breached.

     5.10 Consents and Approvals. Sellers shall use their best efforts, and shall cause the Company to use its best efforts, to obtain all consents, approvals, certificates and other documents required in connection with the performance by any such parties of this Agreement and their respective Related Agreements and the consummation of the transactions contemplated hereby and thereby. Sellers shall, and shall cause the Company to, make all filings, applications, statements and reports to all Governmental Authorities and other Persons which are required to be made prior to the Closing Date by or on behalf of either or both of Sellers, the Company or any of their respective Affiliates pursuant to any applicable Law or Contract in connection with this Agreement or any of their respective Related Agreements and the transactions contemplated hereby and thereby. Buyer shall make all filings, applications, statements and reports to all Governmental Authorities and other Persons which are required to be made prior to the Closing Date by or on behalf of Buyer or any of its Affiliates pursuant to any applicable Law or Contract in connection with this Agreement or any Related Agreement and the transactions contemplated hereby and thereby.

     5.11 Maintenance of Insurance. Sellers shall cause the Company to continue to carry its existing insurance through the Closing Date, and shall not allow any breach, default, termination or cancellation of such insurance policies or agreements to occur or exist.

     5.12 Resignation of Officers and Directors. Sellers shall cause each officer and member of the Board of Directors of, and each trustee or fiduciary of any plan or arrangement involving employee benefits of, the Company, if so requested by Buyer, to tender his or her resignation from such position effective at the Closing. Prior to resignation, Sellers shall cause appointment of the designees of the Buyer to hold positions as Officers and Directors.

     5.13 Supplemental Information.

     (a) From time to time prior to the Closing, Sellers will promptly disclose in writing to Buyer any matter hereafter arising which, if existing, occurring or known at the date of this Agreement would have been required to be disclosed to Buyer or which would render inaccurate any of the representations, warranties or statements set forth herein. No information provided to a party pursuant to this Section shall be deemed to cure any breach of any representation, warranty or covenant made in this Agreement.

     (b) From time to time prior to the Closing, Buyer will promptly disclose in writing to Sellers any matter hereafter arising which, if existing, occurring or known at the date of this Agreement would have been required to be disclosed to Sellers or which would render inaccurate any of the representations, warranties or statements set forth in Article IV hereof. No information provided to a party pursuant to this Section shall be deemed to cure any breach of any representation, warranty or covenant made in this Agreement.

     5.14 Exclusivity.

     Neither of Sellers and none of the Company or any of their respective directors, officers, employees, representatives, agents or Affiliates shall, directly or indirectly, solicit, initiate, encourage, respond favorably to, permit or condone inquiries or proposals from, or provide any confidential information to, or participate in any discussions or negotiations with, any Person (other than Buyer, and the respective directors, officers, employees, representatives and agents) concerning (i) any merger, sale of assets not in the ordinary course of business, acquisition, business combination, change of control or other similar transaction involving the Company, or (ii) any purchase or other acquisition by any Person of the Shares, or (iii) any sale or issuance by the Company of any shares of its capital stock. Sellers will promptly advise Buyer of, and communicate to Buyer the terms and conditions of (and the identity of the Person making), any such inquiry or proposal received.


     5.15 Tax Indemnity.

     (a) For purposes of this Agreement, "Tax Indemnification Period" means the period, (including all prior taxable years) ending on and including the Closing Date. For any taxable year of the Company that does not end on, and would otherwise extend beyond, the Closing Date, there shall be a deemed short taxable year ending on and including such date and a second deemed short taxable year beginning on and including the day after such date. For purposes of allocating gross income and deductions between deemed short taxable years, the books of the Company shall be closed as of the close of business of the Closing Date, and all amounts of income, gain, loss and deduction shall be reflected in the period in which such items accrued under the Company's normal tax accounting methods.

     (b) Sellers agree to jointly and severally indemnify Buyer against, and agree to hold it harmless from, any and all Losses incurred or suffered by it relating to or arising out of or in connection with any and all Taxes that have become due and payable during, or which have accrued with respect to the Company for, any period included in the Tax Indemnification Period and that have not been paid prior to the Closing Date or reserved on the Financial Statements (which reserves shall not take into account any liability for deferred taxes). Any Taxes attributable to the operations of the Company payable as a result of an audit of any Tax Return shall be deemed to have accrued in the period to which such Taxes are attributable.

     5.16 Termination of Certain Agreements. Each Seller shall, and each Seller agrees that it shall cause the Company to, and the Company shall, effective as of the Closing, without any cost to the Company, terminate, rescind, cancel and render void and of no effect all of the Contracts between the Company on the one hand and such Seller or any of its Affiliates, as the case may be (other than the Company) on the other hand, and those Contracts entered into pursuant to this Agreement.



                                   ARTICLE VI

                  CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

     The obligations of Buyer under Article II of this Agreement are subject to the satisfaction or waiver by Buyer of the following conditions precedent on or before the Closing Date:

     6.1 Warranties True as of Both Present Date and Closing Date. The representations and warranties of Sellers contained herein shall have been accurate, true and correct on and as of the date of this Agreement, and shall also be accurate, true and correct on and as of the Closing Date with the same force and effect as though made by Sellers on and as of the Closing Date, unless, in each case, any such inaccuracy, untruth or incorrectness with respect thereto shall not (i) have been willful on the part of either Seller and (ii) be reasonably likely to result in a Company Material Adverse Effect.

     6.2 Compliance with Agreements and Covenants. Sellers and the Company shall have performed and complied with all of their respective covenants, obligations and agreements contained in this Agreement to be performed and complied with by them on or prior to the Closing Date.

     6.3 Consents and Approvals. Buyer shall have received written evidence satisfactory to Buyer that all consents and approvals required for the consummation of the transactions contemplated hereby or the ownership and operation by Buyer of the Company and its business have been obtained, and all required filings have been made, including those set forth on Exhibit 3.3, and excluding those excluded as set forth on Exhibit 3.3.

     6.4 Documents. Buyer shall have received all of the agreements, documents and items specified in Section 8.2.

     6.5 Due Diligence Review. Buyer shall have been satisfied with (i) the results of its investigation and review of the business, operations, assets, liabilities, results of operations, cash flows, condition and prospects of, and other matters relating to, the Company and (ii) the results of its investigation and review that there is no material adverse misstatement with respect to Sellers' representations set forth herein.

     6.6 Delivery of Exhibits. All exhibits respecting the Company and/or Sellers or either of them have been delivered in final form at least five Business Days prior to the Closing Date (not counting the Closing Date as one of such Days) and no such exhibit contains or reflects a Material Adverse Change from the last previous draft of such exhibit or, if none, the last oral discussion or written memorandum respecting such exhibit or schedule.

     6.7 No Material Adverse Change. No Company Material Adverse Change shall have occurred and no event shall have occurred which, in the reasonable judgment of Buyer, is reasonably likely to have a Company Material Adverse Effect.

     6.8 Actions or Proceedings. No action or proceeding by any Governmental Authority or other Person shall have been instituted or threatened which (a) might have a Company Material Adverse Effect, or (b) could enjoin, restrain or prohibit, or could result in substantial damages in respect of, any provision of this Agreement or any of the Related Agreements or the consummation of the transactions contemplated hereby or thereby or any integration of any operations of the Company with those of Buyer and its Affiliates.


                                   ARTICLE VII

                 CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS

     The obligations of Sellers under Article II of this Agreement are subject to the satisfaction or waiver by Sellers of the following conditions precedent on or before the Closing Date:

     7.1 Warranties True as of Both Present Date and Closing Date. The representations and warranties of Buyer contained herein shall have been accurate, true and correct on and as of the date of this Agreement, and shall also be accurate, true and correct on and as of the Closing Date with the same force and effect as though made by Buyer on and as of the Closing Date.

     7.2 Compliance with Agreements and Covenants. Buyer shall have performed and complied with all of its respective covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

     7.3 Documents. Seller shall have received all of the agreements, documents and items specified in Section 8.3.

     7.4 Actions or Proceedings. No action or proceeding by any Governmental Authority or other Person shall have been instituted or threatened which could enjoin, restrain or prohibit, or could result in substantial damages in respect of, any provision of this Agreement or any of the Related Agreements or the consummation of the transactions contemplated hereby or thereby or any integration of any operations of the Company with those of Buyer and its Affiliates, including its Subsidiaries.

     7.5 Consents and Approvals. Sellers shall have received written evidence satisfactory to Sellers that all consents and approvals required for the consummation of the transactions contemplated hereby have been obtained, and all required filings have been made.

     7.6 Reporting Status. The Company shall continue to submit current reports required to be filed with the Securities and Exchange Commission and shall provide copies of any reports filed to Buyer.

     7.7 Listing Requirement. The Company shall take whatever action is required to not incur a cessation of the listing of its shares of common stock on the Over the Counter Bulletin Board.



                                  ARTICLE VIII

                                     CLOSING

     8.1 Closing. The Closing shall be scheduled to occur at the offices of Brentwood Capital Corp., 477 Madison Avenue, 12th Floor, New York, New York 10022, at 10:00 a.m. on the earlier of: (i) July 29, 2003, or (ii) such later date as the parties hereto shall mutually agree. The Closing, and all transactions to occur at the Closing, shall be deemed to have taken place at, and shall be effective as of, the close of business on the Closing Date.

     8.2 Deliveries by Sellers. At the Closing, in addition to any other documents or agreements required under this Agreement, Sellers shall deliver to Buyer the following:

     (a) Certificates evidencing all of the Shares, which certificates shall be duly endorsed in blank or accompanied by duly executed stock powers;

     (b) Appointment of directors and officers of the Company to be selected by Buyer effective at the Closing;

     (c ) The resignations of Anthony R. Russo and Danny L. Pixler as directors and officers of the Company effective at the Closing;

     (d) Evidence, in form satisfactory to Buyer, that all consents and approvals have been obtained;

     (e) The Certificates of Incorporation or similar instruments of the Company certified by the Secretary of State or equivalent Person of the jurisdiction of incorporation of the Company, and Bylaws or similar instruments of the Company, certified by the Secretary of the Company;

     (f) Certificates of Good Standing for the Company from the State of Delaware;

     (g) An opinion, dated the Closing Date, of counsel for Sellers and the Company;

     (h) A certificate of the Company's Secretary certifying resolutions of the Board of Directors of the Company approving this Agreement, the Company's Related Agreements and the transactions contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of the Company).

     8.3 Deliveries by Buyer. At the Closing, Buyer shall deliver to Sellers the following:


     (a) The respective aggregate amounts payable to each Seller at the Closing pursuant to Section 2.2;

     (b) A certificate, dated the Closing Date, of an executive officer of Buyer, certifying as to compliance by Buyer as the case may be, with Sections
7.1 and 7.2;

     (c) Certificates of Buyer's secretary certifying resolutions of the board of directors of parties approving this Agreement and its Related Agreements and the transactions contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of Buyer);

     (d) Evidence, in form satisfactory to Sellers, that all consents and approvals referred to in Exhibit 4.3 have been obtained or are not required; and

     (e) An opinion, dated the Closing Date, of counsel for the Buyer.



                                   ARTICLE IX

                                   TERMINATION


     9.1. Prior to or at Closing.

     9.1.1 This Agreement may be terminated at any time prior to or at the Closing by the mutual written consent of all parties to this Agreement.

     9.1.2. This Agreement may be terminated by the Company and the Sellers if the conditions precedent set forth in Article VII shall have not been complied with, waived or performed and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by Buyer on or before Midnight, Eastern Time on September 1, 2003 (the "Termination Date").

     9.1.3. This Agreement may be terminated by Buyer if the conditions precedent set forth in Article VI shall have not been complied with, waived or performed and such noncompliance or nonperformance shall not have been cured or eliminated by the Company and/or the Sellers on or before September 30, 2003.

     9.1.4. The Company may terminate this Agreement at any time prior to or at the Closing if any of the representations and warranties of Buyer in Article IV of this Agreement were incorrect, untrue or false in any material respect as of the Agreement date or are incorrect, untrue or false in any material respect as of the proposed Closing date or Buyer has breached any of their respective covenants of this Agreement, but in any case, only to the extent that such incorrectness, untruth, falsity or breach shall cause the condition contained herein to have failed.

     9.1.6. Buyer may terminate this Agreement at any time prior to or at the Closing if any of the representations and warranties of the Company and/or the Seller in Article III of this Agreement were incorrect, untrue or false in any material respect as of the Agreement date or are incorrect, untrue or false in any material respect as of the proposed Closing date or any of such parties has breached any of its covenants under this Agreement, and it has not cured such breach prior to the earlier of (i) the Closing, or (ii) thirty (30) days after Buyer has given a written notice of his intention to terminate this Agreement to the breaching party pursuant to this subsection. Notwithstanding the foregoing, Buyer may terminate this Agreement at any time prior to or at the Closing if the Company shall have breached its covenants contained in herein.

     9.2. Notice. Any termination of this Agreement under this Article IX will be effective by the delivery of notice of the terminating party to the other parties hereto.

     9.3. No Liability for Proper Termination. Any termination of this Agreement in accordance with this Article IX will be without further obligation or liability upon any party in favor of the other party hereto or to its stockholders. In the event of the termination of this Agreement pursuant to this
Article IX, this Agreement shall thereafter become void and have no effect and each party shall be responsible for its own expenses incurred in connection herewith.


                                    ARTICLE X

                                 INDEMNIFICATION


     10.1. Survival of Representations. All representations, warranties and covenants of Buyer and the Company contained in this Agreement will remain operative and in full force and effect, regardless of any investigation made by other parties to this Agreement until that date which is the earlier of (i) the termination of this Agreement or (ii) twelve (12) months after the Closing Date.

     10.2. Agreement to Indemnify.

     10.2.1. Buyer agrees to indemnify and hold harmless the Company and the Sellers, their officers, directors, agents, shareholders and employees, and each person, if any, who controls or may control those parties within the meaning of the 1933 Act or the 1934 Act (each hereinafter referred to individually as an "Indemnified Person" and collectively as "Indemnified Persons") from and against any and all claims, demands, suits, actions, causes of actions, losses, costs, damages, liabilities and expenses including, without limitation, reasonable attorneys' fees, other professionals' and experts' reasonable fees and court or arbitration costs (hereinafter collectively referred to as "Damages") incurred and arising out of any inaccuracy, misrepresentation, breach of, or default in, any of the representations, warranties or covenants given or made by Buyer in this Agreement or in any certificate delivered by or on behalf of Buyer pursuant hereto (if such inaccuracy, misrepresentation, breach or default existed at the Closing Date). Any claim of indemnity made by an Indemnified Person under this section must be asserted in a writing delivered to Buyer by no later than thirty notice of such claim.

     10.2.2. The Company agrees to indemnify and hold harmless Buyer and their officers, directors, agents, shareholders and employees, and each person, if any, who controls or may control those parties within the meaning of the 1933 Act or the 1934 Act (each hereinafter referred to individually as an "Indemnified Person" and collectively as "Indemnified Persons") from and against any and all claims, demands, suits, actions, causes of actions, losses, costs, damages, liabilities and expenses including, without limitation, reasonable attorneys' fees, other professionals' and experts' reasonable fees and court or arbitration costs (hereinafter collectively referred to as "Damages") incurred and arising out of any inaccuracy, misrepresentation, breach of, or default in, any of the representations, warranties or covenants given or made by the Company in this Agreement or in any certificate delivered by or on behalf of the Company pursuant hereto (if such inaccuracy, misrepresentation, breach or default existed at the Closing Date). Any claim of indemnity made by an Indemnified Person under this section must be asserted in a writing delivered to Buyer notice of such claim.

     10.2.3. Sellers agree to indemnify and hold harmless the Company and Buyer their officers, directors, agents, shareholders and employees, and each person, if any, who controls or may control those parties within the meaning of the 1933 Act or the 1934 Act (each hereinafter referred to individually as an "Indemnified Person" and collectively as "Indemnified Persons") from and against any and all claims, demands, suits, actions, causes of actions, losses, costs, damages, liabilities and expenses including, without limitation, reasonable attorneys' fees, other professionals' and experts' reasonable fees and court or arbitration costs (hereinafter collectively referred to as "Damages") incurred and arising out of any inaccuracy, misrepresentation, breach of, or default in, any of the representations, warranties or covenants given or made by Sellers in this Agreement or in any certificate delivered by or on behalf of the Seller pursuant hereto (if such inaccuracy, misrepresentation, breach or default existed at the Closing Date). Any claim of indemnity made by an Indemnified Person under this section must be asserted in a writing delivered to the Sellers by no later than thirty (30) days notice of such claim.

     10.3. Notice. A party entitled to indemnification hereunder (an "Indemnified Party") agrees to notify each party required to indemnify hereunder (an "Indemnifying Party") with reasonable promptness of any claim asserted against it in respect to which any Indemnifying Party may be liable under this Agreement, which notification shall be accompanied by a written statement setting forth the basis of such claim and the manner of calculation thereof. An Indemnifying Party shall have the right to defend any such claim at its or his own expense and with counsel of its or his choice; provided, however, that such counsel shall have been approved by the Indemnified Party prior to engagement, which approval shall not be unreasonably withheld or delayed; and provided further, that the Indemnified Party may participate in such defense, if it so chooses, with its own counsel and at its own expense.


                                   ARTICLE XI

                                  MISCELLANEOUS

     11.1 Expenses. Sellers shall pay all expenses of Sellers and the Company (including attorneys' fees and expenses) and Buyer shall pay all expenses of Buyer (including attorneys' fees and expenses), in each case incurred in connection with this Agreement and the transactions contemplated hereby. Sellers shall pay all sales, use, stamp, transfer, service, recording, real estate and like taxes or fees, if any, imposed by any Governmental Authority in connection with the transfer and assignment of the Shares. 11.2 Amendment. This Agreement may be amended, modified or supplemented but only in writing signed by each of the parties hereto.

     11.3 Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person or by courier or a courier service, (b) on the date of transmission if sent by telex, facsimile or other wire transmission or (c) six Business Days after being deposited in the U.S. or Canadian mail, certified or registered mail, postage prepaid:

         (a) If to Buyer, addressed as follows:

                  Cipher Multimedia, Inc.
                  3801 N. Washington Street
                  Oak Brook, Illinois 60523
                  Attention: Patrick Rooney, President

                  with a copy to:

                  Gerald Miller, Esq.

                  -------------------------

                  -------------------------



         (b) If to Sellers, addressed as follows:

                  Brentwood Capital Corp. and
                  Midwest Merger Management, LLC.
                  477 Madison Avenue
                  New York, New York 10022

                  with a copy to:

                  Levy & Boonshoft, P.C.
                  477 Madison Avenue
                  New York, New York 10022
                  Attention:  Peter Campitiello, Esq.

         (c) If to the Company, addressed as follows:

                  Momentum Holdings Corporation
                  477 Madison Avenue
                  New York, New York 10022
                  Attention:  Anthony R. Russo

                  with a copy to:

                  Levy, Boonshoft & Spinelli, P.C.
                  477 Madison Avenue
                  New York, New York 10022
                  Attention:  Peter Campitiello, Esq.


or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

     11.4 Effect of Investigation.

     (a) Any due diligence review, audit or other investigation or inquiry undertaken or performed by or on behalf of Buyer shall not limit, qualify, modify or amend the representations, warranties or covenants of, or indemnities by, Sellers or the Company made or undertaken pursuant to this Agreement, irrespective of the knowledge and information received (or which should have been received) therefrom by Buyer.

     (b) Any due diligence review, audit or other investigation or inquiry undertaken or performed by or on behalf of Sellers or the Company shall not limit, qualify, modify or amend the representations, warranties and covenants of, or indemnities by, Buyer made or undertaken pursuant to this Agreement, irrespective of the knowledge and information received (or which should have been received) therefrom by Sellers or the Company.

     11.5 Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

     11.6 Counterparts. This Agreement may be executed in one or more counterparts, and by different parties hereto in separate counterparts, each of which when so executed shall be deemed an original, but all of which together shall constitute one and the same instrument.

     11.7 Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Exhibits attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms "including" or "include" shall in all cases herein mean "including, without limitation" or "include, without limitation," respectively. Underscored references to Articles, Sections, Subsections or Exhibits shall refer to those portions of this Agreement. Consummation of the transactions contemplated herein shall not be deemed a waiver of a breach of or inaccuracy in any representation, warranty or covenant or of any party's rights and remedies with regard thereto. No specific representation, warranty or covenant contained herein shall limit the generality or applicability of a more general representation, warranty or covenant contained herein. A breach of or inaccuracy in any representation, warranty or covenant shall not be affected by the fact that any more general or less general representation, warranty or covenant was not also breached or inaccurate.

     11.8 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without giving effect to the principles of conflicts of law thereof.

     11.9 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective estates, heirs, legal representatives, successors and assigns; provided, however, that no assignment of any rights or obligations shall be made by any party hereto without the written consent of each other party hereto, except that Buyer may assign its rights hereunder, but not its obligations, without such consent to any Affiliate of Buyer.

     11.10 No Third-Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and, to the extent provided herein, their respective estates, heirs, successors, Affiliates, directors, officers, employees, agents and representatives, and no provision of this Agreement shall be deemed to confer upon other third parties any remedy, claim, liability, reimbursement, cause of action or other right.

     11.11 Publicity. Prior to the Closing Date, except as required by Law or the rules of any stock exchange, no public announcement or other publicity regarding the transactions referred to herein shall be made by Buyer, Sellers, the Company or any of their respective Affiliates, officers, directors, employees, representatives or agents, without the prior written agreement of Buyer and Sellers, in any case, as to form, content, timing and manner of distribution or publication; provided, however, that nothing in this Section shall prevent such parties from discussing such transactions with those Persons whose approval, agreement or opinion, as the case may be, is required for consummation of such particular transaction or transactions.

     11.12 Further Assurances. Upon the reasonable request of Buyer, each Seller will on and after the Closing Date execute and deliver to Buyer such other documents, releases, assignments and other instruments as may be required to effectuate completely the transfer and assignment to Buyer of, and to vest fully in Buyer title to, the Shares, and to otherwise carry out the purposes of this Agreement.

     11.13 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

     11.14 Remedies Cumulative. Unless otherwise specified, the remedies provided in this Agreement shall be cumulative and shall not preclude the assertion or exercise of any other rights or remedies available by law, in equity or otherwise.

     11.15 Entire Understanding. This Agreement and the Related Agreements set forth the entire agreement and understanding of the parties hereto and supersede any and all prior agreements, arrangements and understandings among the parties.

     11.16 Jurisdiction of Disputes; Waiver of Jury Trial. In the event any party to this Agreement commences any litigation, proceeding or other legal action in connection with or relating to this Agreement, any Related Agreement or any matters described or contemplated herein or therein, with respect to any of the matters described or contemplated herein or therein, the parties to this Agreement hereby (a) agree under all circumstances absolutely and irrevocably to institute any litigation, proceeding or other legal action in a court of competent jurisdiction located within the County of New York, State of New York, whether a state or federal court; (b) agree that in the event of any such litigation, proceeding or action, such parties will consent and submit to personal jurisdiction in any such court described in clause (a) of this Section and to service of process upon them in accordance with the rules and statutes governing service of process (it being understood that nothing in this Section shall be deemed to prevent any party from seeking to remove any action to a federal court in New York, New York); (c) agree to waive to the full extent permitted by law any objection that they may now or hereafter have to the venue of any such litigation, proceeding or action in any such court or that any such litigation, proceeding or action was brought in an inconvenient forum; (d) agree that nothing herein shall affect the rights of any party to effect service of process in any other manner permitted by Law. EACH PARTY HERETO WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, ANY RELATED AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, AND AGREE TO TAKE ANY AND ALL ACTION NECESSARY OR APPROPRIATE TO EFFECT SUCH WAIVER.


                (The rest of this page left intentionally blank.)




IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

                                               MIDWEST MERGER MANAGEMENT, LLC


                                               By:____________________________
                                               ROSE BETROS, ASST. SEC.


                                               BRENTWOOD CAPITAL CORP.


                                               By:____________________________
                                               ROBERT J. REDICAN, VICE PRES.


                                                MOMENTUM HOLDINGS CORPORATION


                                                By:_____________________________
                                                ANTHONY R. RUSSO, SECRETARY


                                                CIPHER MULTIMEDIA, INC


                                                By:_____________________________
                                                PATRICK ROONEY, PRESIDENT